UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, December 23, 2014

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that, today, December 23, 2014, we have formalized the agreement, communicated on March 24, 2014 under file N° 2014010445, with Enagas International, S.L. (hereinafter, “Enagas”) and Canada Pension Plan Investment Board (hereinafter “CPPIB”) whereby Graña y Montero S.A.A. will acquire 51% of Tecgas – which is the current Strategic Operator of Transportadora de Gas del Perú and, also owns 100% of shares of Compañía Operadora de Gas del Amazonas (hereinafter “COGA”) – while  Enagas International, S.L. will acquire 30% and CPPIB will maintain 19% of the participation.

After today’s transaction, the shareholder structure of COGA is formed by Graña y Montero S.A.A.(51%), Enagas (30%) and CPPIB (19%).

It should be noted that the price agreed for our acquisition is US$ 25,500,000.00.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES
___________________________

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: December 23, 2014